ProFunds

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD  20814-6527

March 19, 2012

VIA EDGAR CORRESPONDENCE

Chad D. Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ProFunds (File No. 811-08239)

Dear Mr. Eskildsen:

We are writing to respond to the comments that you communicated to us by telephone on February 13, 2012, relating to the Certified Shareholder Report filed on Form N-CSR on behalf of  ProFunds (the “Registrant”), which was filed October 6, 2011, and the Semi-Annual Report filed on Form N-SAR, which was filed September 28, 2011.  For ease of reference, each comment has been restated in italics before our response.  Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.               Comment: Please explain supplementally how the following “Classic” ProFunds comply with the “names rule” under Rule 35d-1 under the Investment Company Act of 1940:  Mid-Cap ProFund, Small-Cap ProFund and NASDAQ-100 ProFund.

Response:   Each of the Mid-Cap ProFund, Small-Cap ProFund and NASDAQ-100 ProFund invests at least 80% of its assets, under normal market conditions, in securities contained in its applicable benchmark or suggested by its name and/or financial instruments with similar economic characteristics.  As noted in the Funds’ Statement of Additional Information, for purposes of such investment policy, “assets” includes not only the amount of each Fund’s net assets attributable to investments directly providing investment exposure to the types of investments suggested by its name but also the amount of the Fund’s net assets that are segregated on the Fund’s books and records or being used for collateral or otherwise used to cover such investment exposure.

Each of the above-mentioned Funds has a portion of its net assets in common stocks that are suggested by its name (e.g., on July 31, 2011:  Mid-Cap ProFund — 34.8%; Small-Cap ProFund — 62.6%; and NASDAQ-100 ProFund — 35.4%).  In addition, each of the above-mentioned Funds has a portion of its net assets in repurchase agreements (e.g., on July 31, 2011: Mid-Cap ProFund — 64.6%; Small-Cap ProFund — 40.7%; and NASDAQ-100 ProFund — 70.7%).  The repurchase agreements held by each of the above-mentioned Funds are segregated on such Fund’s books and records or being used for collateral or otherwise used to cover exposure to the types of investments suggested by the Fund’s name, such as the notional exposure of swap agreements or futures contracts on reference assets that have similar economic characteristics as the investments suggested by the Fund’s name.  The combination of stocks suggested by each of the above-mentioned Fund’s name and repurchase agreements segregated on such Fund’s books and records or otherwise used to cover exposure is greater than or equal to 80% of such Fund’s assets.  Thus, we believe that each of the above-mentioned Funds complies with the “names rule.”

2.               Comment:  For the Money Market ProFund, please confirm that when calculating yield, we will be using 365 days rather than 366 days (for the leap year).

Response:  We confirm that the Money Market ProFund will use 365 days rather than 366 days when calculating yield.

3.               Comment:  For the Money Market ProFund, in response to Item 74W on the Form N-SAR, the mark-to-market NAV was $0.00.  Please correct this, if necessary.

Response:  Money Market ProFund has a December 31 year end and is listed as Series 6 in the Form N-SAR filings.  Item 74W was not populated for the July 31, 2011 Form N-SAR filing because this is not a reporting period for the Fund.  The Fund correctly listed the mark-to-market NAV as $0.9999 in the June 30, 2011 Form N-SAR filing.

4.               Comment:  There are numerous series that are classified as active but do not appear to be launched.  If active, please include on the N-SAR and N-PX.  If inactive, please list them on EDGAR as such.

Response:  The requested changes have been made.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding these filings, please contact me at (614) 470-8418 or Kenneth C. Fang at ProFund Advisors LLC at (240) 697-6577.  Thank you for your time and attention to this matter.

Very truly yours,

/S/ Christopher E. Sabato
Christopher E. Sabato
Treasurer

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